EXHIBIT 21.1

ZEP INC.

LIST OF SUBSIDIARIES

Subsidiary or Affiliate	State or Other Jurisdiction of Incorporation or Organization

Zep IP Holdings LLC	Georgia

Old ABI, LLC	Delaware

Acuity Specialty Products, Inc.	Georgia

Acuity Holdings, Inc	Canada

Zep Europe B.V.	Netherlands

Acuity Enterprise, Inc.	Delaware

Zep Belgium S.A.	Belgium

Graham International B.V.	Netherlands

Zep Italia S.r.l	Italy

Zep Benelux B.V.	Netherlands

Zep Industries B.V.	Netherlands

Zep Manufacturing B.V.	Netherlands